Exhibit 4.3

Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated July 17, 2014, by and among, Interxion Holding N.V., and Barclays Bank PLC, as agent.

Private and Confidential

INTERXION HOLDING N.V.

a public limited liability company (naamloze vennootschap), incorporated under the laws of The Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, The Netherlands and its address at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, registered with the Trade Register of the Chamber of Commerce under registration number 33301892

(the “Company”)

To:	BARCLAYS BANK PLC (the “Agent”)

Address:	7th Floor, 5 The North Colonnade, Canary Wharf, London, E14 4BB
Attention:	Head of European Loan Agency
Fax:	+44 (0)20 7773 4893

Dated:	17 July 2014

Dear Sirs

We refer to the EUR 100,000,000 senior multicurrency revolving facility agreement dated 17 June 2013 (as amended from time to time) between, among others, the Company, ABN Amro Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Banc of America Securities Limited as Arrangers and the Agent (the “Facility Agreement”).

Unless otherwise defined in this letter or the context otherwise requires, words and phrases defined in the Facility Agreement shall bear the same meaning in this letter.

The Company and the Agent designate this letter as a Finance Document.

1.	BACKGROUND

The Company, on its own behalf and on behalf of the other Obligors pursuant to Clause 2.4 (Obligors’ Agent) of the Facility Agreement, is seeking the agreement of the Majority Lenders to certain consents pursuant to Clause 38.1 (Required consents) of the Facility Agreement as set out in paragraph 3 (Requested Consent) below.

2.	ADDITIONAL DEFINITIONS

In this letter:

“Effective Date” means the date on which the Consent becomes effective, being the date on which the Agent confirms to the Company (by countersigning this letter) that the consent of the Majority Lenders to the Consent has been obtained.

“Consent” means the consents and waivers requested in paragraph 3 (Requested Consent) below.

“Consent Response Form” means a consent response form in the form of Schedule 1 (Consent Response Form) to this letter.

“Consent Time” means 11.00 am (London time) on 24 July 2014 (or such later date and time as the Company may specify by notice in writing to the Agent or may agree with the Agent (acting reasonably).

“Consenting Lender” means each Lender which has provided its irrevocable and unconditional consent to the Consent by signing and returning to the Agent a Consent Response Form prior to the Consent Time.

“Revised Test Period” means the period starting on the first date of the Financial Quarter ending 30 June 2014 and up to and including the last date of the Financial Quarter ending 30 June 2015.

3.	REQUESTED CONSENT

We are writing to you in your capacity as Agent for your consideration and, if thought fit, agreement by the Majority Lenders by the Consent Time to their approval to the following pursuant to Clause 38.1 (Required consents) of the Facility:

(a)	Pursuant to paragraph (a) of Clause 23.21 (Guarantor Coverage) of the Facility Agreement:

“The Company shall ensure that at all times that: (i) the aggregate of the earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Adjusted EBITDA) of the Guarantors (excluding HQ) represents at least 85 per cent. of the consolidated Adjusted EBITDA of the Group (including HQ) and (ii) the aggregate net assets of the Guarantors (calculated on an unconsolidated basis and excluding all intra-group items and investments in Subsidiaries of any member of the Group) represents at least 70 per cent. of the consolidated net assets of the Group”.

(b)	We request that for the duration of the Revised Test Period only the Majority Lenders:

(i)	(A) waive the undertaking requiring “the aggregate net assets of the Guarantors (calculated on an unconsolidated basis and excluding all intra-group items and investments in Subsidiaries of any member of the Group) represents at least 70 per cent. of the consolidated net assets of the Group” contained in paragraph (a) of Clause 23.21 (Guarantor Coverage) of the Facility Agreement; and (B) consent to such undertaking to be “the aggregate net assets of the Guarantors (calculated on an unconsolidated basis and excluding all intra-group items and investments in Subsidiaries of any member of the Group) represents at least 65 per cent. of the consolidated net assets of the Group”;

(ii)	consent to any other paragraph of Clause 23.21 (Guarantor Coverage) of the Facility Agreement and any other consequential or related provisions in the Facility Agreement or any other Finance Document being construed and interpreted in accordance with paragraph (b)(i) above; and

(iii)	confirm that no Default and/or Event of Default shall exist or otherwise be deemed to be continuing under the Finance Documents by virtue of the aggregate net assets of the

Guarantors (calculated on an unconsolidated basis and excluding all intra-group items and investments in Subsidiaries of any member of the Group) not representing at least 70 per cent. of the consolidated net assets of the Group.

4.	CONSENT TIME

To allow for a timely completion of this process we request that the approval of the Consent is provided to the Agent by the Consent Time.

5.	MISCELLANEOUS

(a)	In consideration for the Consent, the Company shall make the Repeating Representations on the Effective Date by reference to the facts and circumstances existing on that date.

(b)	By signing a Consent Response Form, each Consenting Lender irrevocably authorises the Agent to execute this letter.

(c)	Save as expressly provided herein, nothing in this letter shall be construed as a release, waiver or amendment of any provision of any Finance Document and the Company confirms on behalf of itself and each Obligor that each other Finance Document remains and shall continue in full force and effect.

(d)	This letter is without prejudice to any other breach of the Finance Documents or Default or Event of Default not referred to herein which may have occurred or will occur. In respect of any Default or Event of Default which has occurred or may occur as a result of the matters referred to in paragraphs 3(a) above, save as set out in paragraph 3(b) above, nothing in this letter shall operate as a waiver thereof and no failure or delay on the part of the Finance Parties or any of them under the Finance Documents, or any of them, in exercising any rights or remedies in respect thereof shall operate as a waiver of such rights and remedies.

(e)	All rights and remedies of the Finance Parties under the Finance Documents in respect of any existing Default and/or Event of Default which have been waived during the Revised Test Period in accordance with paragraph 3 above but which are continuing after the last day of the Revised Test Period (subject to any grace periods, qualifications or thresholds under the Facility Agreement) shall be fully exercisable after the expiry of the Revised Test Period in accordance with the terms of the Facility Agreement.

(f)	The consent of a Lender (a “Transferring Consenting Lender”) to the Consent will bind any Lender that acquires by way of an assignment or transfer (including by way of novation) any of a Transferring Consenting Lender’s rights, obligations and Commitments (a “New Consenting Lender”) after the date on which that Transferring Consenting Lender notifies the Agent in writing of its approval to the Consent, and by signing a Consent Response Form each Transferring Consenting Lender also agrees to procure that any such assignment or transfer is completed on this basis. Such consent and agreement provided by the relevant Transferring Consenting Lender above will remain valid and binding on the New Consenting Lender to the extent of the New Consenting Lender’s ownership of the relevant Commitments and it shall have the same rights in relation thereto as the Transferring Consenting Lender did prior to the assignment or transfer.

(g)

The Consent shall apply only to the matters specifically referred to in this letter and are given in reliance upon any written factual information supplied by us to you being true and accurate in all material respects as at the date it was provided and not being misleading in any material respect. Such Consent shall be without prejudice to any rights which the Finance Parties may now or hereafter have (i) in relation to any other circumstances or matters not specifically referred to herein (whether subsisting at the date hereof or otherwise); or (ii) in relation to any such factual written information being untrue or inaccurate in any material respects that would result in the request being misleading in any material respect, which right shall remain in full force and effect.

(h)	Pursuant to Clause 18.2 (Amendment costs) of the Facility Agreement, the Company shall (or shall procure that an Obligor will), within three Business Days of demand, reimburse (or procure reimbursement of) the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in connection with this Letter.

(i)	By reference to the facts and circumstances existing at the date of this letter, no Default or Event of Default has occurred or is continuing.

(j)	This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

(k)	A person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any of its terms and the consent of any person who is not a party to this letter is not required to rescind or vary this letter at any time.

(l)	This letter and any non-contractual obligations arising out of or in connection with it shall be governed by English law and the provisions of Clause 41 (Enforcement) of the Facility Agreement shall apply, mutatis mutandis, save that references to “this Agreement” shall be construed as references to this letter.

Thank you in advance for your consideration of the above requests.

We request that you please seek approval for the Consent.

Yours faithfully,

INTERXION HOLDING N.V.
(the Company and acting as Obligors’ Agent)
Signature:
Name:
Position:

By its countersignature of this letter, the Agent confirms that the consent from the Majority Lenders to the Consent has been obtained and, from the date of such countersignature, the Consent shall enter into effect.

BARCLAYS BANK PLC
(acting as Agent)
Signature:
Name:
Position:

Date:                      2014

CONSENT RESPONSE FORM

To:	BARCLAYS BANK PLC (the “Agent”)

Address:	7th Floor, 5 The North Colonnade, Canary Wharf, London, E14 4BB
Attention:	Head of European Loan Agency
Fax:	+44 (0)20 7773 4893

Dear Sirs,

We refer to the EUR 100,000,000 senior multicurrency revolving facility agreement dated 17 June 2013 (as amended from time to time) between, among others, the Company, ABN Amro Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Banc of America Securities Limited as Arrangers and the Agent (the “Facility Agreement”).

We also refer to the letter from the Company (the “Consent Request Letter”) dated 17 July 2014 in which the Company has requested the consent from the Majority Lenders to the Consent set out in (and as defined in) the Consent Request Letter.

Terms defined in the Consent Request Letter shall have the same meaning in this letter unless otherwise specified.

We hereby:

(1)	irrevocably agree to and give our consent to the Consent requested under the Consent Request Letter for all purposes under the Finance Documents;

(2)	conditional only on the Majority Lenders agreeing to the Consent by no later than the Consent Time, authorise and instruct the Agent, as soon as such consent is received (or such later date as the Agent and the Company may agree), to countersign the Consent Request Letter; and

(3)	confirm that this consent and approval shall remain valid and binding on us (and future assignees and transferees) as contemplated by the Consent Request Letter.

Yours sincerely,

For and on behalf of:

Signature:

Print Name:

Date:	2014